Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS ANNOUNCES PRELIMINARY RESULTS OF

SUBSTANTIAL ISSUER BID

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, August 31, 2020 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today the preliminary results of its substantial issuer bid (the “Offer”) to purchase up to 74,166,670 BPY units from public unitholders for a fixed cash price of $12.00 per unit, which expired at 5:00pm (Eastern Time) on August 28, 2020.

Based on a preliminary count by the paying agent and depositary for the Offer, approximately 36.3 million units were tendered (including 8.8 million units tendered by notice of guaranteed delivery which will be considered validly tendered only if certificates for the units have been received by 5:00pm ET on September 1, 2020) and accordingly, BPY expects to purchase approximately 36.3 million units, representing approximately 3.8% of the units issued and outstanding as at August 28, 2020. The units will be acquired for an aggregate cost of approximately $436 million.

The number of units to be purchased under the Offer is preliminary, subject to verification by the depositary and assumes that all units tendered through notice of guaranteed delivery will be delivered within the two-trading day settlement period. BPY will announce the final results later this week following completion of take-up of the units.

The purchase of units under the Offer will be funded by drawing on the previously announced equity commitment (“the equity commitment”) provided by Brookfield Asset Management Inc. (“BAM”) for up to $1 billion. The equity commitment will be funded by BAM as to 50% from cash on hand and the remainder from managed accounts on behalf of certain of BAM’s institutional clients in exchange for the issuance of units and Redeemable/Exchangeable Partnership Units (“REUs”) of BPY’s subsidiary, Brookfield Property L.P., at a price per unit equal to the purchase price.

Under its separate tender offer that expired on August 12, 2020, Brookfield Property REIT Inc., a subsidiary of BPY, accepted for purchase 7,321,155 of its Class A shares at a purchase price of $12.00 per share, for an aggregate cost of approximately $87.9 million.

The equity commitment was originally for up to $1 billion and, after taking into account the take-up of units in the Offer, the amount remaining under it is approximately $476 million. The equity commitment is available to be called upon by BPY for buybacks, including pursuant to any future issuer bids, until December 31, 2020, in exchange for the issuance of units and/or REUs, at a price per unit equal to the price to be paid by BPY in the applicable buyback.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any units.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $86 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $550 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Investor Contact:	Media Contact:
Matt Cherry	Kerrie McHugh
Senior Vice President, Investor Relations	Senior Vice President, Communications & Branding
Tel: 212-417-7488	Tel: 212-618-3469
Email: matthew.cherry@brookfield.com	Email: kerrie.mchugh@brookfield.com

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown caused by a novel strain of coronavirus, COVID-19; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States . In addition, our future results may be impacted by risks associated with the global economic shutdown caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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